Exhibit 99.1

Lifeway Foods® Announces Results for the Fourth Quarter and Record Full Year Ended

December 31, 2022

Record annual net sales of $141.5 million, up 18.9% year-over-year and 51.1% compared to 2019

Delivers 13th straight quarter of year-over-year net sales growth

Morton Grove, IL — March 27, 2023 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the fourth quarter and full year ended December 31, 2022.

“Culminated by our thirteenth straight quarter of year-over-year topline growth, I am thrilled to report the highest recorded year of sales in Lifeway’s history, up 18.9% compared to a very strong year in 2021, and up 51.1% when compared to 2019,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “What we accomplished in 2022 was a remarkable feat, reflecting our team’s year-round execution of the Lifeway 2.0 strategy, and driven by the continued dominance of our core Lifeway Kefir product. Throughout 2022 we strategically invested behind our core products to expand awareness and drive velocities, and our efforts clearly paid dividends. Despite facing broader macro headwinds that affected our industry, our premium, better-for-you offerings grew in both consumption and dollars. In the year ahead, we aim to assess further distribution opportunities in current and new channels such as convenience, where we have seen positive initial results. We will look to pursue incremental brand awareness and exposure for our category-leading, core Lifeway Kefir behind continued investments in marketing. I am extremely happy with our performance in this record-breaking year and look forward to continuing this momentum in 2023.”

Full Year 2022 Results

Net sales were $141.5 million for the year ended December 31, 2022, an increase of $22.5 million or 18.9% from the prior year. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir and the impact of price increases implemented during the year, and to a lesser extent, the favorable impact of our acquisition of Glen Oaks Farms during the third quarter of 2021.

Gross profit as a percentage of net sales was 18.9% for the year ended December 31, 2022.

Selling, general and administrative expenses as a percentage of net sales were 16.9% for the year ended December 31, 2022, compared to 19.1% in the prior year.

The Company reported net income of $0.9 million or $0.06 per basic and diluted common share for the year ended December 31, 2022 compared to net income of $3.3 million or $0.21 per basic and diluted common share during the same period in 2021.

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Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/ and will also be available for replay.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cheese, probiotic oat milk, and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as "continue," "build," "future," "increase," "drive," "believe," "look," "ahead," "confident," "deliver," "outlook," "expect," and "predict." Other examples of forward-looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway's expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and the Company's subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Media:
Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2022 and 2021

(In thousands)

	December 31,
	2022	2021
Current assets
Cash and cash equivalents	$4,444	$9,233
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,820 and $1,170 at December 31, 2022 and 2021, respectively	11,414	9,930
Inventories, net	9,631	8,285
Prepaid expenses and other current assets	1,445	1,254
Refundable income taxes	44	344
Total current assets	26,978	29,046

Property, plant and equipment, net	20,905	20,130
Operating lease right-of use asset	174	216
Goodwill	11,704	11,704
Intangible assets, net	7,438	7,978
Other assets	1,800	1,800
Total assets	$68,999	$70,874

Current liabilities
Current portion of note payable	$1,250	$1,000
Accounts payable	7,979	6,614
Accrued expenses	3,813	3,724
Accrued income taxes	–	725
Total current liabilities	13,042	12,063
Line of credit	2,777	2,777
Note payable	2,477	3,470
Operating lease liabilities	104	85
Deferred income taxes, net	3,029	3,201
Other long-term liabilities	–	147
Total liabilities	21,429	21,743

Commitments and contingencies (Note 9)

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; none issued	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 14,645 and 15,435 shares outstanding at 2022 and 2021	6,509	6,509
Paid-in capital	3,624	2,552
Treasury stock, at cost	(16,993)	(13,436)
Retained earnings	54,430	53,506
Total stockholders’ equity	47,570	49,131

Total liabilities and stockholders’ equity	$68,999	$70,874

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months and twelve months ended December 31, 2022 and 2021

(In thousands, except per share data)

	Three Months Ended December 31,		Twelve months Ended December 31,
	2022	2021	2022	2021

Net sales	$35,838	$30,974	$141,568	$119,065

Cost of goods sold	27,318	24,331	112,350	87,604
Depreciation expense	599	652	2,432	2,751
Total cost of goods sold	27,917	24,983	114,782	90,355

Gross profit	7,921	5,991	26,786	28,710

Selling expenses	2,777	2,587	11,304	11,097
General and administrative	3,047	2,909	12,593	11,611
Amortization expense	135	89	540	122
Total operating expenses	5,959	5,585	24,437	22,830

Income from operations	1,962	406	2,349	5,880

Other income (expense):
Interest expense	(96)	(44)	(267)	(116)
Realized gain on investments, net	–	–	–	2
Loss on sale of property and equipment	(241)	–	(241)	(88)
Other (expense) income	10	(1)	–	(62)
Total other (expense) income	(327)	(45)	(508)	(264)

Income before provision for income taxes	1,635	361	1,841	5,616

Provision for income taxes	919	454	917	2,305

Net income (loss)	$716	$(93)	$924	$3,311

Earnings (loss) per common share:
Basic	$0.05	$(0.01)	$0.06	$0.21
Diluted	$0.05	$(0.01)	$0.06	$0.21

Weighted average common shares:
Basic	15,199	15,435	15,396	15,537
Diluted	15,557	15,686	15,718	15,773

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

(In thousands)

	2022	2021

Cash flows from operating activities:
Net income	$924	$3,311
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	2,972	2,873
Non-cash interest expense	6	11
Non-cash rent expense	–	1
Bad debt expense	–	2
Deferred revenue	(28)	(30)
Stock-based compensation	1,109	1,144
Deferred income taxes	(172)	257
Loss on sale of property and equipment	241	88
(Increase) decrease in operating assets:
Accounts receivable	(1,483)	(1,931)
Inventories	(1,345)	(1,356)
Refundable income taxes	300	(313)
Prepaid expenses and other current assets	(191)	(91)
Increase (decrease) in operating liabilities:
Accounts payable	1,945	1,022
Accrued expenses	434	504
Accrued income taxes	(725)	72
Net cash provided by operating activities	3,987	5,564

Cash flows from investing activities:
Purchases of property and equipment	(3,449)	(1,922)
Acquisition, net of cash acquired	(580)	(5,220)
Net cash used in investing activities	(4,029)	(7,142)

Cash flows from financing activities:
Purchase of treasury stock	(3,997)	(1,583)
Payment of deferred financing cost	–	(32)
Proceeds from note payable	–	5,000
Repayment of note payable	(750)	(500)
Net cash (used in) provided by financing activities	(4,747)	2,885

Net (decrease) increase in cash and cash equivalents	(4,789)	1,307
Cash and cash equivalents at the beginning of the period	9,233	7,926
Cash and cash equivalents at the end of the period	$4,444	$9,233

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$1,121	$2,288
Cash paid for interest	$247	$102
Non-cash investing activities
Increase in right-of-use assets and operating lease obligations	$83	$45
Business acquisition escrow payable	$–	$580

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